

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Peter Wojcik
President
Pharmagreen Biotech Inc.
2987 Blackbear Court, Coquitlam
British Colombia, V3E 3A2, Canada

> **Re: Pharmagreen Biotech Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 14, 2021**
> **File No. 024-11505**

Dear Mr. Wojcik:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1.   Please revise your offering statement cover page to provide a cross-reference to the risk factors section and state the approximate date of commencement of the proposed sale to the public.

2.   Please clarify on your offering statement cover page that if the minimum purchase requirement of $1,000 is satisfied, any additional purchase must be in an amount of at least $250.00. In this regard, we note your disclosure on page 19.

U.S. Regulation - Hemp, page 26

3.   We note your disclosure that the "Farm Bill of 2018 removed hemp and all of its derivatives from the Controlled Substances Act." Please revise your disclosure to clarify the scope of the 2018 Farm Bill, including restrictions applicable to hemp and

requirements for any hemp-derived cannabinoid product to be excluded from Schedule 1 of the Controlled Substances Act. Please also explain the relevance of the 2018 Farm Bill to your business plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity, page 28

4. We note your disclosure that as a result of the voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, various convertible note holders triggered default provisions on your outstanding convertible notes. Please disclose the impact of entering and emerging from Chapter 11 Bankruptcy proceedings on your liquidity, debt obligations, financial position and results of operations.

Plan of Business, page 29

5. We note your current business plan calls for the construction of Biotech Complex that is projected to cost approximately $15 million. However, it appears from Use of Proceeds section on page 16, that allocated offering proceeds will not satisfy cash requirements for the Biotech Complex for the next 12 months. Please revise to include your plan of operation for the next 12 months and provide other disclosures required by Item 9(c) of the Offering Circular to Form 1-A.

Certain Relationships and Related Transactions, page 34

6. Please describe in this section the transaction involving the issuance of shares of Series A Super Voting Preferred Stock to Peter Wojcik.

Financial Statements
Notes to the Condensed Consolidated Financial Statements, December 31, 2020
1.Nature of Business and Continuance of Operations, page F-5

7. We note your disclosure that on October 9, 2020 a stay order was lifted by a United States District Judge of the United States District Court for the Southern District of New York which effectively removed the Company from its Chapter 11 bankruptcy proceedings and protection. Please clarify whether you met the criteria in ASC 852-10-45-19 to qualify for fresh start reporting and tell us how you concluded the accounting and reporting requirements under the guidance ASC 852-10-45-17 to 45-28 and ASC 852-10-50-7 are not applicable to your financial statements for the three months ended December 31, 2020. Revise your financial statements and disclosures as appropriate.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-19

8. Please revise to present the impairment loss from property and equipment within operating expenses, included in net loss before other income (expenses). Refer to guidance in ASC 360-10-45-4.

Notes to the Consolidated Financial Statements, Year ended September 30, 2020 and 2019
1.Nature of Business and Continuance of Operations, page F-22

9. We note your disclosure that you filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the District Bankruptcy Court for the District of Nevada on August 7, 2020. You also disclosed that the Company filed motions with the Court seeking authorization to continue to operate its businesses as "debtors-in-possession" under the jurisdiction of the Court. Please explain in detail why the financial statements for the periods during reorganization proceedings presented here are not labeled as "debtors-in-possession". In addition, tell us and disclose whether you filed a plan of reorganization and disclosure statement with the court and whether the court confirmed the reorganization plan and issued a final decree of your case. Refer to ASC 852-10-55-2 and revise your financial statements and disclosures as appropriate.

10. Considering the comment above, please explain in detail how you considered the financial statement presentation requirements in ASC 852-10-45 and related disclosures in ASC 852-10-50 applicable to entities during reorganization proceedings under Chapter 11. Revise your financial statements and disclosures as appropriate.

General

11. We note your disclosure on page 24 that your management team determined to shift your focus to locations outside of Canada, in particular in the United States, and is currently evaluating potential locations within Nevada for the Biotech Complex. We also note your disclosure on page 26 that your planned operations in the State of Nevada will be required to comply with the laws and regulations of Nevada relating to industrial hemp. Please substantially revise your disclosure throughout the offering statement, including your risk factor disclosure, to discuss the federal and state laws that regulate your planned operations in the United States and the potential impact of such laws related to your proposed operations. For example, please clarify whether your planned operations are subject to the Controlled Substances Act of 1970 and/or regulation by the U.S. Food & Drug Administration.

12. Please revise to discuss and file as an exhibit your consulting agreement executed on December 13, 2020 or tell us why you do not believe you are required to do so. See Item 17(6) of Part III of Form 1-A. In that regard, we note your disclosure on page F-15.

13. We note that Section 6 of the form of subscription agreement filed as Exhibit 4.1 provides that any action brought to enforce, or otherwise arising out of, the agreement shall be heard and determined in either a Federal or state court sitting in the County of Clark, State of Nevada, and the parties consent to jurisdiction in the State of Nevada. Please disclose whether this is intended to be an exclusive forum provision. We may have additional comments.

Peter Wojcik
Pharmagreen Biotech Inc.
May 11, 2021
Page 4

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

     You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation